Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 13, 2020

VIA EDGAR TRANSMISSION

Ms. Elisabeth Bentzinger
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:     Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Ziegler Piermont Small Cap Value Fund (the “Fund”)

Dear Ms. Bentzinger:

This correspondence is being filed in response to your oral comments and suggestions of June 18, 2020, to the Trust’s Post-Effective Amendment (“PEA”) No. 180 to its registration statement on Form N-1A. PEA No. 180 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on May 6, 2020, for the purpose of registering a new series of the Trust: Ziegler Piermont Small Cap Value Fund.
For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.
Prospectus
Comment 1: Please update ticker symbols on the EDGAR website when available.
Response: The Trust represents that the ticker symbols will be added to the Series and Classes (Contracts) Information Page on the EDGAR website.
Comment 2: Confirm supplementally that expiration of the Expense Caps will be at least 12 months after effectiveness of filing.
Response: The Trust confirms the expiration of the Expense Caps will be at least 12 months after effectiveness of filing.
Comment 3: In the recoupment provision language (footnote 2 of the annual fund operating expenses table) revise to make it clear that after recoupment/recapture the expense ratio is still at or below the expense cap after payment is made.
Response: The Trust has revised the footnote by replacing the last sentence with the following language:
The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date they were waived or paid, provided that such recoupment does not cause the Fund’s expense ratio (after the recoupment is taken into account) to exceed both (1) the Expense Caps in place at the time such amounts were waived or paid and (2) the Fund’s Expense Caps at the time of recoupment.
Comment 4: In the Principal Investment Strategies section, please revise the Fund’s definition of small‑capitalization companies to include the lower and upper end of the range.
Response: The Trust has clarified the definition of small-capitalization companies as requested.

Comment 5: Please consider whether the Fund’s disclosures, including risk disclosures and in particular the securities market and securities risk, should be revised based on the significant market events as a result of the COVID-19 pandemic to include how these events may affect the Fund and its investments.
Response: The Trust will add the below risk disclosure.
Recent Market Events Risk. Local, regional, or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the market generally and on specific securities. Periods of market volatility may occur in response to pandemics or other events outside of our control. These types of events could adversely affect the Fund’s performance. For example, since December 2019, a novel strain of coronavirus (COVID-19) has spread globally, which has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across the world. As the extent of the impact on global markets from the coronavirus is difficult to predict, the extent to which the coronavirus may negatively affect the Fund’s performance or the duration of any potential business disruption is uncertain. Any potential impact on performance will depend to a large extent on future developments and new information that may emerge regarding the duration and severity of the coronavirus and the actions taken by authorities and other entities to contain the coronavirus or treat its impact.
Comment 6: Please consider disclosing the principal risks of investing in a new fund, for example a new fund may have higher expenses or may not grow to an economically viable size.
Response: The Trust will add the below risk disclosure.
New Fund Risk: The Fund is recently organized with no operating history. As a result, prospective investors do not have a track record or history on which to base their investment decision. There can be no assurance that the Fund will grow to or maintain an economically viable size.
Comment 7: Disclose any principal risks and related strategies associated with investments in sub-prime mortgages. If there are such sub-prime mortgage investments, also disclose that the liquidity of those securities may change dramatically over time.
Response: The Trust responds by confirming that the Fund will not invest in sub-prime mortgages.
Comment 8: Please consider adding management risk given the way the investments are selected through models and data.
Response: The Trust will add the below risk disclosure.
Management Risk: The Fund is an actively managed portfolio. The Adviser’s practices and investment strategies may not work to produce the desired result if the portfolio managers’ judgment about the attractiveness or value of a particular security or about market movements is incorrect, or if there are imperfections, errors or limitations in the models and data used by the portfolio managers which could have an adverse effect on the value or performance of the Fund.
Comment 9: Please supplementally identify the broad-based securities index that the Fund will utilize.
Response: The Trust responds by nothing that the Fund’s broad-based securities index is the Russell 2000® Value Index.
Comment 10: Please clarify in the prior performance of related accounts disclosure that these related accounts were managed while the portfolio managers were at Piermont Capital Management.
Response: The Trust clarifies that the portfolio managers managed the Composite while at Piermont Capital Management by adding the following to the end of the second paragraph in the Prior Performance of Related Accounts section:
Messrs. Albert, Finn, and Russon have all managed the Composite since its inception while employees at Piermont Capital Management and have continued to manage the Composite since Piermont Capital Management was acquired by Ziegler Capital Management in 2019.

Comment 11: Please represent supplementally that the Adviser has the records necessary to support the calculation of the prior performance of related accounts as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.
Response: The Adviser confirms that it has the records necessary to support the calculation of the prior performance of related accounts.
Statement of Additional Information
Comment 12: In the Additional Information About Fundamental Investment Policies relating to borrowing, the last two sentences discuss leverage not considered borrowings. Please make clear that while these practices and investments may not be borrowings, they could still be senior securities unless they are covered in accordance with applicable SEC and Staff guidance, alternatively, delete the language.
Response: The Trust has deleted this language from the Statement of Additional Information.
Comment 13: In the Additional Information About Fundamental Investment Policies relating to senior securities, language states “A fund also may issue preferred shares in accordance with the 1940 Act.” An open-end mutual fund cannot issue preferred shares. Please delete the statement.
Response: The Trust has deleted this language from the Statement of Additional Information.
Part C
Comment 14: In keeping with best practices under Section 6(a) of the Securities Act of 1933, please identify the principal accounting officer.
Response: The Trust has updated the Part C to include the name and title of the principal accounting officer.
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 626-914-7372 or scott.resnick@usbank.com.

Sincerely,
/s/ Scott Resnick
Scott Resnick
Secretary
Trust for Advised Portfolios